Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Nuvve Holding Corp. (formerly known as NB Merger Corp.) on Form S-1 of our report dated March 19, 2021, with respect to our audits of the financial statements of Newborn Acquisition Corp. as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and the period from April 12 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditor on March 25, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, NY

March 30, 2021

www.marcumbp.com